NEUROCARRUS, INC.

FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD FROM OCTOBER 12, 2017
(DATE OF INCEPTION) THROUGH DECEMBER 31, 2017



SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

NEUROCARRUS, INC.

FOR THE PERIOD FROM OCTOBER 12, 2017 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2017

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT   PAGE NO.   2

BALANCE SHEET
    December 31, 2017   3

STATEMENT OF OPERATIONS AND CHANGES IN SHAREHOLDERS' EQUITY
    For the period from October 12, 2017 (date of inception)
       through December 31, 2017   4

STATEMENT OF CASH FLOWS
    For the period from October 12, 2017 (date of inception)
       through December 31, 2017   5

NOTES TO THE FINANCIAL STATEMENTS   6 - 11



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

TO THE SHAREHOLDERS
NEUROCARRUS, INC.

We have reviewed the accompanying financial statements of Neurocarrus, Inc., which comprise the balance sheet as of December 31, 2017 and the related statement of operations and changes in shareholders' equity, and cash flows for the period from October 12, 2017 (date of inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
January 9, 2019

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

NEUROCARRUS, INC.

BALANCE SHEET

DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash	$	25,593
Prepaid expense		43,750
		69,343
INTANGIBLE ASSET		30,000
	$	99,343

LIABILITIES

CURRENT LIABILITIES		
Credit card payable	$	286
Accrued liabilities		2,408
Related party loan		18,462
		21,156
FUTURE EQUITY OBLIGATIONS		100,000
		121,156

SHAREHOLDERS' EQUITY

COMMON STOCK par value $.0001; 10,000,000 shares authorized; 1,168,831 shares issued and outstanding		117
ADDITIONAL PAID IN CAPITAL		29,993
ACCUMULATED DEFICIT		(51,923)
		(21,813)
	$	99,343

See the accompanying Independent Accountants' Review Report and notes.

NEUROCARRUS, INC.

STATEMENT OF OPERATIONS AND CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIOD FROM OCTOBER 12, 2017
(DATE OF INCEPTION) THROUGH DECEMBER 31, 2017

OPERATING EXPENSES		
Accelerator program costs	$	6,250
Bank fees		136
Charitable contribution		25,000
Dues and subscriptions		105
Legal and professional services		20,098
Office and general administrative expenses		334
NET LOSS		(51,923)
SHAREHOLDERS' EQUITY - BEGINNING		-
EQUITY IN LIEU OF PAYMENT		29,993
ISSUANCE OF COMMON STOCK		117
SHAREHOLDERS' EQUITY - ENDING	$	(21,813)

See the accompanying Independent Accountants' Review Report and notes.

NEUROCARRUS, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM OCTOBER 12, 2017
(DATE OF INCEPTION) THROUGH DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(51,923)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Add back:		
Accelerator program costs		6,250
Cash provided by changes in the following items:		
Increase in credit card payable		286
Increase in accrued liabilities		2,408
Net cash used in operating activities		(42,979)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in related party loan		18,462
Proceeds from future equity obligations		50,000
Proceeds from issuance of common stock		110
Net cash provided by financing activities		68,572
NET INCREASE IN CASH		25,593
CASH - BEGINNING OF PERIOD		-
CASH - END OF PERIOD	$	25,593

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

NON-CASH FINANCING ACTIVITY

During the period ended December 31, 2017, the Company entered into an agreement
which included payment of $50,000 of future expenses in exchange for a future equity
obligation. (Note 2)

During the period ended December 31, 2017, the Company issued 64,935 shares of common
stock in lieu of payment of a license fee of $30,000. (Note 6)

See the accompanying Independent Accountants' Review Report and notes.

NEUROCARRUS, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Neurocarrus, Inc. (the Company) was incorporated on October 12, 2017, under the laws of the State of Delaware. The Company is developing a novel pain therapeutic and drug delivery system for several disease indications.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced operations. The Company's activities since inception have consisted of concept development, advertising, and efforts to raise capital. Once the Company commences its planned operations, it will incur additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans, or failing to profitably operate the business.

Intangible Asset

The intangible asset is amortized using the straight-line method over 20 years, the estimated useful life of the asset. The Company periodically evaluates the recoverability of intangible assets and takes into account events and circumstances that warrant revised estimates of useful lives or that indicate impairment exists. No amortization expense has been recorded as of December 31, 2017. Future amortization expense will be $1,500 for each of the years ending December 31, 2018 through December 31, 2022 and $22,500 thereafter.

See the accompanying Independent Accountants' Review Report.

NEUROCARRUS, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company files income tax and/or information returns in the U.S. Federal jurisdiction and various local jurisdictions.

2. FUTURE EQUITY OBLIGATIONS

During the period ended December 31, 2017, the Company entered into an Accelerator Contract for Equity (ACE), which is an agreement to participate in an accelerator program. As part of the agreement, the accelerator program is providing $250,000 of funding to the Company in exchange for certain future equity rights.

Program costs of $50,000 will be paid for by the accelerator program. The costs include office space, mentors and services. These have been included in the balance sheet as prepaid expense and future equity obligations. During the period ended December 31, 2017, $6,250 was recognized as expense and the remaining $43,750 were recognized as expense in 2018 as the Company participated in the program.

Tranche payments of $200,000 occur subject to certain provisions. The first $50,000 was received as of December 31, 2017 and the remaining $150,000 was received in 2018.

If a qualified equity financing with an aggregate purchase price of at least $400,000 occurs before the expiration or termination of the agreement, the Company will automatically issue shares of ACE preferred stock equal to the funding received of $250,000 divided by the conversion price. The conversion price means either 1) the price per share of the preferred stock sold in the equity financing multiplied by 80% or 2) the ACE price, whichever calculation results in a greater number of shares of ACE preferred stock. The ACE price means the price per share equal to the valuation cap of $3,000,000 divided by the company capitalization.

See the accompanying Independent Accountants' Review Report.

NEUROCARRUS, INC.

NOTES TO THE FINANCIAL STATEMENTS

2. FUTURE EQUITY OBLIGATIONS (continued)

The company capitalization as defined by the agreement means the sum, immediately prior to the equity financing of 1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of any outstanding vested and unvested options, warrants and other convertible securities if in existence, but excluding a) this agreement, b) other investment instruments issued after the effective date of the agreement and c) convertible promissory notes issued after the effective date of the agreement and 2) all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the equity financing. Such equity incentive plan being equal to a minimum of 10% of the total equity available for issuance or outstanding in the Company at that time.

If the Company sells and issues shares at an aggregate purchase price less than $400,000, then the accelerator program has the option to have issued a number of shares of the stock issued in such a financing equal to $250,000 divided by the conversion price as defined above.

If a liquidity event such as a change of control or an initial public offering occurs, the Company will pay to the accelerator program the greater of 1) two times the $250,000 or 2) the amount that would have been received in connection with such a liquidity event as a stockholder of the Company if the $250,000 had been converted immediately prior to the effectiveness of the liquidity event into shares of common stock equal to the $250,000 divided by the liquidity price.

If a dissolution event such as a voluntary termination of operation, a general assignment for the benefit of the Company's creditors or any other liquidation, dissolution or winding up of the Company occurs, the Company will pay $250,000 to the accelerator program. The amount will be paid prior and in preference to any distribution of any assets of the Company to holders of outstanding stock.

If none of the above events described have occurred prior to October 19, 2018, the accelerator program may 1) convert all or any part of the $250,000 to common stock at a conversion price equal to 80% times the valuation cap divided by the company capitalization as described in further detail above or 2) continue this agreement and review the arrangement. As of the date of issuance of these financial statements, the accelerator program has made no election to convert any part of the $250,000 investment.

ACE preferred stock will have identical rights, privileges, preferences and restrictions as the shares of standard preferred stock, except with respect to 1) a liquidation preference, which ACE preferred stock will have priority to and be in preference to common stock and equal to the holders of standard preferred stock; 2) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will be equal the conversion price as defined above; and 3) the basis for any dividend rights, which will be based on the conversion price.

See the accompanying Independent Accountants' Review Report.

3. STOCK OPTION PLAN

The Company's Board of Directors has reserved 194,805 shares of common stock for issuance pursuant to a stock option plan. As of December 31, 2017, no stock options had been issued.

4. RELATED PARTY LOAN

During the period ended December 31, 2017, a majority shareholder loaned money to the Company. The borrowing has no established terms, but has been classified as a current liability.

5. INCOME TAXES

The deferred tax asset of the Company includes the following components for the period ended December 31, 2017:

Deferred tax asset:

Cash to accrual	$ 6,400
Net operating loss carryforward	1,100
Charitable contribution	7,000
	14,500
	(14,500)
	$ -

At December 31, 2017, the Company has Federal and state net operating loss carryforwards of approximately $3,900 each, which will start to expire in 2037. A valuation allowance of $14,500 has been recognized to offset the deferred tax asset due to the uncertainty of realizing the benefit of the future tax deductions and loss carryforwards. Due to the recorded valuation allowance, the Company's effective tax rate differs from what would be expected if the Federal statutory rate was applied to the loss before taxes.

See the accompanying Independent Accountants' Review Report.

6. COMMITMENTS

During the period ended December 31, 2017, the Company entered into an exclusive license agreement with a non-profit organization for the unlimited worldwide use of certain patent rights. The Company may also sublicense these rights. The Company issued the non-profit organization 64,935 shares of common stock in lieu of payment for the license fee of $30,000. The issuance of common stock represents 5% of the common stock issued and outstanding on a fully diluted basis as of the effective date of the agreement. The agreement includes an anti-dilution protection which requires the Company to issue additional shares of common stock as necessary to the non-profit organization to maintain the 5% ownership until an equity investment occurs that is (i) at least $5,000,000 and (ii) has a post-financing equity valuation of at least $5,000,000.

On a quarterly basis, the Company will pay the non-profit organization a royalty of 2% of net sales related to the licensed products as defined in the agreement unless the Company is required to pay royalties to a third party in order to use the licensed product. In this situation, the Company may reduce the royalty by 50% of the amount of the royalty paid to the third party, but in no event will be less than 1%. Effective in 2022, a minimum annual royalty payment of $1,000 will be paid until the first commercial sale occurs as defined in the agreement. The minimum annual royalty payment increases to $50,000 effective in the year following the first commercial sale. These payments will continue until the patent expires.

The Company is also required to make milestone payments upon the occurrence of certain events as follows:

Milestone Event	Payment
Submission of Investigational New Drug	$10,000
Initiation of human clinical studies (Phase 3)	$75,000
First commercial sale of licensed human product	$250,000
First commercial sale of licensed animal product	$50,000

7. RECENT ACCOUNTING PRONOUNCEMENTS

Management is currently assessing recently issued accounting pronouncements and does not expect them to have a significant impact on the Company's financial statements.

See the accompanying Independent Accountants' Review Report.

8. SUBSEQUENT EVENTS

Management has evaluated events through January 9, 2019, the date these financial statements were available to be issued. In addition to the activity noted in Note 2, the Company is also participating in a regulation crowdfunding campaign and to date has raised $107,000 through a SAFE agreement (Simple Agreement for Future Equity) with third parties. The agreement provides the investor with a right to future equity in the Company per the terms of the agreement. The valuation cap of the agreement entered into is $7,500,000.

If an equity financing occurs before the expiration or termination of the instrument, the Company will automatically issue to the investor a number of shares of SAFE preferred stock equal to the purchase amount divided by the conversion price. The conversion price is defined as either 1) the price per share of the standard preferred stock sold in an equity financing or 2) the price per share of the valuation cap divided by the company capitalization.

The company capitalization means the sum (immediately prior to the equity financing) of 1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding a) this instrument, b) all other SAFEs and c) convertible promissory notes and 2) all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the equity financing.

If there is a liquidity event before the expiration or termination of the instrument, the investor will either 1) receive a cash payment equal to the purchase amount or 2) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price.

If there is a dissolution event before the expiration or termination of the instrument, the Company will pay first to the senior preferred holders any amounts due and payable and second an amount equal to the purchase amount to the investor immediately prior to the consummation of the dissolution event. The purchase amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding common stock.

See the accompanying Independent Accountants' Review Report.